Exhibit 99.(a)(5)(i)

For Immediate Release

Western Asset Variable Rate Strategic Fund Inc.

Announces Tender Offer

NEW YORK — (BUSINESS WIRE) — February 4, 2009 Western Asset Variable Rate Strategic Fund Inc. (NYSE: GFY) announced today that the Fund’s Board of Directors approved a tender offer for up to 20% of outstanding common shares at a price equal to at least 98% of the Fund’s net asset value per share on the date the tender offer expires.  The commencement of the tender offer is conditioned upon the prior occurrence of certain events as set forth below and certain other terms and conditions.

Summary of tender offer:

1.               First, the Fund’s net asset value must appreciate to $16.00 per share.

2.               Then if the Fund trades at an average discount of 10% for the following twelve weeks, the Fund would commence a tender offer for up to 20% of outstanding shares at a price of 98% of the Fund’s net asset value.

3.               If the average discount is less than 10% at the end of the twelve weeks, the Fund will not commence a tender offer.

The following provides additional details about the tender offer:

Under the terms of this tender offer, the Fund first must have a net asset value of at least $16.00 per share at the close of trading, on any full day of trading on the New York Stock Exchange (the “Price Trigger”). If the Price Trigger is reached, the Fund would then conduct a tender offer for up to 20% of the then outstanding common shares at a price equal to at least 98% of the Fund’s net asset value per share on the date the tender offer expires, if during the twelve-week period immediately following achievement of the Price Trigger (the “Measuring Period”), common shares of the Fund have traded on the NYSE at an average discount from net asset value of more than 10% (computed by measuring the average discount based upon the Fund’s per share closing NAV and market price as of the last business day of each week during the Measuring Period).  If at the conclusion of the Measuring Period the average discount is determined to be 10% or less, the Fund will not commence a tender offer and there will not be a new Measuring Period.

In announcing the terms of the tender offer, which were recommended by the Fund’s investment manager and sub-adviser, Legg Mason Partners Fund Advisor, LLC, (“LMPFA”) and Western Asset Management Company (“WAM”), LMPFA and WAM cited the current difficult market environment for fixed income securities, particularly in light of the Fund’s variable rate mandate, and reiterated previous statements that the sale of significant portions of the Fund’s portfolio holdings in the current market environment would mean selling at unfavorable prices at or near a potential market bottom. The use of a price trigger is intended to allow an opportunity for, liquidity to improve and the fixed income market to normalize so that any tender offer is conducted at a time when the Fund’s portfolio has appreciated.

The Fund believes that conducting the tender offer at a price equal to at least 98% of net asset value would accommodate the interests of shareholders who seek an opportunity to dispose of their shares as well as shareholders who desire to remain shareholders of the Fund.

Western Asset Variable Rate Strategic Fund Inc., a non-diversified closed-end investment management company traded on the New York Stock Exchange under the symbol “GFY,” is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc. and is sub-advised by Western Asset Management Company and Western Asset Management Limited, affiliates of the adviser.

For more information on the Fund, please contact our Investor Relations Group at 1-888-777-0102 or consult the Fund’s web site at www.leggmason.com/cef.

The tender offer will be made, and the shareholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. The tender offer described in this announcement has not yet commenced. This announcement is not an offer to purchase or a solicitation of an offer to sell shares of the Fund. The tender offer will be made only by an Offer to Purchase for Cash and the related Letter of Transmittal. As soon as the tender offer commences, the Fund will file a tender offer statement with the SEC.  The Fund has, in addition, filed a proxy statement with the SEC relating to its annual shareholder meeting to be held on February 20, 2009.  SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Documents filed with the SEC are available to investors for free at the SEC’s website (http://www.sec.gov).

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co. LLC, 212-857-8087